

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Via E-mail
Mr. Francis R. Biscan, Jr.
President, Chief Executive Officer and Director
Tara Gold Resources Corp.
2162 Acorn Court
Wheaton, Illinois 60189

      Re: Tara Gold Resources Corp.
              Amendment No. 1 to Registration Statement on Form 10-12G
              Filed August 29, 2012
              Form 10-K for the fiscal year ended December 31, 2012
              Filed April 16, 2012
              File No. 0-29595

Dear Mr. Biscan:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending the Form 10-K and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10/A filed August 29, 2012

General

1.   We reiterate and reissue prior comments number 39 through 42, 47, and 48 from our letter of August 31, 2011.

Business, page 2

2.   In response to prior comment 8 from our letter dated August 31, 2011, you appear to have provided disclosure on page 4 that insofar as conflicts of interest between Tara Gold and Tara Minerals are concerned, Tara Minerals will have the first opportunity to acquire and develop properties which may be productive of gold and silver. However, this disclosure appears contradictory to the present focus of these two companies. In this regard, we

note your disclosure on page 2 that Tara Gold, though its subsidiary Amermin, focuses mostly on gold mining concessions, and Tara Minerals, through its subsidiary American Metal Mining, focuses primarily on industrial metals, copper, lead, zinc, iron, industrial metals, and other associated metals. Please explain the present focus of these two companies, the conflict of interests principles that govern opportunities as between them, and what will be the focus of each company when and if the distribution is complete.

3.   We note the organizational chart, as of May 31, 2012, that you have provided on page 3 in response to prior comment 9 from our letter dated August 31, 2011. As our prior comment requested, please also provide a graphical illustration of your mining properties, reflecting your interests <u>after</u> the distribution of shares of Tara Minerals to your shareholders is complete.

4.   In response to prior comment 10 from our letter dated August 31, 2011, you also stated that in May 2011 you distributed 513,976 shares of Tara Minerals common stock to your stockholders. To date, it does not appear that you have distributed any other shares of Tara Minerals, and as of May 31, 2012, it appears that you still hold 53% of the outstanding common stock of Tara Minerals. On page 2 you disclose that additional distributions will be announced over the next 24 months from the March 2011 declaration date until all Tara Minerals shares held by Tara Gold are distributed to Tara Gold's shareholders. As some 18 months have passed since the declaration date, please discuss when and if you still intend to spin-off the remaining shares of Tara Minerals.

Properties owned by Tara Minerals, page 9

5.   It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Financial Information, page 15

6.   We note your response to prior comment 10. You aggregate investment banking, investor relations and consulting expense in your revised disclosure. Break out for us each of those items. In this regard, you explain that $5.4 million of those expenses were related to entering the Amex Stock Exchange, suggesting that the remaining $2.3 million were expensed to start production at the Don Roman Plant. As part of your response, tell us to whom the $5.3 million in common stock, which were part of the Amex-related expenses were issued, the services provided and how those shares were valued.

Executive Compensation, page 18

7.   We note your response to prior comment 22 from our letter dated August 31, 2011. Please explain why the stock option and bonus plan are those of only Tara Minerals and not Tara Gold.   When and if the distribution is complete and Tara Minerals is no longer a controlled corporation, please also explain if you intend to adopt your own stock option and bonus plan.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Accounting Branch Chief, at (202) 551-4411 if you have any questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned, at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        William Hart